Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), December 21, 2023 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 350 million share buyback program announced on November 7, 2023, as the fourth tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Fourth Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
12/12/2023	4,738	344.1123	1,630,404.08	8,088	370.8562	2,999,484.95	2,776,272.63	12,826	343.5737	4,406,676.71
13/12/2023	4,756	340.2586	1,618,269.90	10,892	367.2091	3,999,641.52	3,707,834.91	15,648	340.3697	5,326,104.81
14/12/2023	6,012	332.9184	2,001,505.42	9,595	364.7160	3,499,450.02	3,204,918.05	15,607	333.5954	5,206,423.47
15/12/2023	5,803	331.7367	1,925,068.07	8,424	356.0562	2,999,417.43	2,740,194.98	14,227	327.9161	4,665,263.05
18/12/2023	6,855	318.1284	2,180,770.18	8,651	346.7501	2,999,735.12	2,747,513.39	15,506	317.8307	4,928,283.57
19/12/2023	6,963	315.5697	2,197,311.82	—	—	—	—	6,963	315.5697	2,197,311.82
20/12/2023	6,940	315.4956	2,189,539.46	—	—	—	—	6,940	315.4956	2,189,539.46
Total	42,067	326.69	13,742,868.94	45,650	361.396	16,497,729.03	15,176,733.96	87,717	329.6921	28,919,602.90
(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Fourth Tranche till December 20, 2023, the total invested consideration has been:
•Euro 53,585,304.65 for No. 162,929 common shares purchased on the EXM
•USD 30,295,782.71 (Euro 27,798,654.09*) for No. 83,738 common shares purchased on the NYSE.

As of December 20, 2023, the Company held in treasury No. 13,505,409 common shares equal to 5.26% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since the start of the multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day, on July 1, 2022, until December 20, 2023, the Company has purchased a total of 2,580,951 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 640,580,719.88.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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